FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 1-14396

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Translation of registrant’s name into English)

17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            .

Information furnished on this form:

Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 23, 2007

US Offer Document, dated May 25, 2007

Letter of Transmittal

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

US Form of Acceptance

New York Times advertisement, dated May 25, 2007

Hong Kong Offer Document dated May 25, 2007

EXHIBIT

EXHIBIT NUMBER		PAGE
1.1	US Offer Document, dated May 25, 2007

1.2	Letter of Transmittal

1.3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

1.4	US Form of Acceptance

1.5	New York Times advertisement, dated May 25, 2007

1.6	Hong Kong Offer Document dated May 25, 2007

1.7	Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(Registrant)

Date: May 25, 2007	By:	/s/ Peter Jackson
Peter Jackson
Chief Executive Officer